UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Continental Resources, Inc.

(Name of Subject Company)

Continental Resources, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

20 N. Broadway

Oklahoma City, Oklahoma 73102

(405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With Copies to:

David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	David P. Oelman Michael S. Telle Stephen Gill Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the Agreement and Plan of Merger dated October 16, 2022 (the “Merger Agreement”), between Continental Resources, Inc., an Oklahoma corporation (“Continental”), and Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”), 100% of the capital stock of which is owned by Harold G. Hamm. Mr. Hamm currently serves as Chairman of the Board of Directors of Continental, and he, certain of his family members and their affiliated entities (collectively, the “Hamm Family”) own approximately 83% of the outstanding shares of Continental’s common stock, par value $0.01 per share (“Common Stock”). Pursuant to the Merger Agreement, among other things: (a) Merger Sub will commence a tender offer (“Offer”) to purchase any and all of the outstanding shares of Common Stock, other than (i) shares of Common Stock owned by the Hamm Family and (ii) shares of Common Stock underlying unvested equity awards issued under Continental’s long-term incentive plans; (b) immediately prior to the consummation of the Offer, Mr. Hamm will contribute 100% of the capital stock of Merger Sub to Continental; and (c) as soon as practicable after the consummation of the Offer, Merger Sub will merge with and into Continental, with Continental continuing as the surviving corporation wholly owned by the Hamm Family (the “Merger”).

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Continental on October 17, 2022 (including all exhibits attached thereto) is incorporated herein by reference.

(a)	Exhibit 99.1—Press Release of Continental Resources, Inc. dated October 17, 2022;

(b)	Exhibit 99.2—Email communication from Harold G. Hamm to employees of Continental Resources, Inc.;

(c)	Exhibit 99.3—Email communication from William B. Berry to employees of Continental Resources, Inc.; and

(d)	Exhibit 99.4—Email communication from Continental Resources, Inc. to employees of Continental Resources, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements”. All statements included in this press release other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the Merger and the other transactions contemplated by the Merger Agreement are forward-looking statements. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond Continental’s control. No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, Continental’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, Continental undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the Securities Exchange Commission (“SEC”) when a transaction is commenced. Merger Sub will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter Continental will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer (together with their exhibits and incorporated documents, the “Tender Offer Materials”). THE TENDER OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CONTINENTAL’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY

DECISION REGARDING TENDERING THEIR SHARES OF CONTINENTAL’S COMMON STOCK. The Tender Offer Materials will be made available to all holders of Continental’s Common Stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by Continental will also be available free of charge on Continental’s website at https://clr.com or by contacting CLR’s Investor Relations Department at (405) 234-9620.

Item 9	Exhibits.

Exhibit Number	Description

99.1	Press Release dated October 17, 2022

99.2	Email communication from Harold G. Hamm to employees of Continental Resources, Inc.

99.3	Email communication from William B. Berry to employees of Continental Resources, Inc.

99.4	Email communication from Continental Resources, Inc. to employees of Continental Resources, Inc.

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